

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2024

Lawrence D. Firestone
Chief Executive Officer
22nd Century Group, Inc.
321 Farmington Rd
Mocksville, NC 27028

      Re: 22nd Century Group, Inc.
          Registration Statement on Form S-3
          Filed on September 16, 2024
          File No. 333-282157

Dear Lawrence D. Firestone:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing

cc: John J. Wolfel